SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

August 2, 2007

Corporate Express NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62, 1101 BE Amsterdam ZO, The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                    .

Enclosure:  Press Release dated August 2, 2007

Corporate Express NV

PRESS RELEASE	For more information: Media Relations: +31 (0)20 651 10 19

Amsterdam, the Netherlands, Thursday 2 August 2007	Investor Relations: +31 (0)20 651 10 42 www.cexpgroup.com

CORPORATE EXPRESS Q2 2007 RESULTS

Divestment of ASAP Software further step to increase focus on Office Products

•                  Net sales up 4.9% at constant rates to EUR 1,605 million

•                  Organic growth +3%: OP North America -3%, OP Europe +5% and OP Australia +5%

•                  Net result EUR 17.7 million; EPS* EUR 0.13 (Q2 2006 EUR 0.17)

•                  Increased focus on office products: agreement to sell ASAP Software for USD 340 million to Dell and to acquire Canadian-based Davenport Office

•                  Jay Mutschler appointed new president Corporate Express US effective 1st of August

* EPS is earning per share before fair value changes, amortisation intangibles and special items.

FINANCIAL HIGHLIGHTS

Amounts in EUR million	Q2 2007	Q2 2006	Δ in EUR	Δ at constant rates
Net sales	1605.3	1,586.8	1.2%	4.9%
Gross contribution	475.2	461.3	3.0%	6.5%
Operating result (EBIT)	54.7	64.5	(15.3)%	(13.1)%
Net result	17.7	25.0
Net result per ordinary share (in Euro)	0.10	0.14

CEO’S STATEMENT

Commenting on the second quarter 2007, Frans Koffrie, Corporate Express President and CEO said: “Clearly the office products industry is facing a challenging environment in the United States. The soft economic conditions in this market negatively impacted our sales and operating results. Management attention is focused on adapting our US operations to address the increasingly competitive market circumstances and to improve our results. Steady progress is made with stabilising our operations and we are in the process of identifying possibilities to reduce our cost base, especially in non-sales related areas. We are taking a cautious approach regarding US market developments for the remainder of the year. Nevertheless we expect our North American business to show a sales development in line with market before the end of the year. We are very pleased to announce the appointment of Jay Mutschler as President Corporate Express US.

Our Office Products Divisions in Europe and Australia performed well, both showing 5% organic growth. In Europe mid market showed above average growth with ATG and our merchandising efforts contributing to an improving operating result in Europe against the same quarter last year. The Australian operations benefited from healthy growth in facility and breakroom and the addition of Educational Experience resulting in another set of strong results.

The divestment of ASAP Software is a significant next step in bringing more focus to our business to be a single-source office products and services supplier. The acquisition of Davenport Office further strengthens our position in Canada.

Important steps have to be made related to the operational development of our company and the fast changing market circumstances. As announced at the end of June, we are since March 2007 in the midst of conducting a strategic review with the final outcome expected to be announced before the end of September.”

ACQUISITIONS & DIVESTMENTS

ASAP Software will be sold to Dell for USD 340 million, representing a multiple of 0.34 times sales on a last-twelve-months (LTM) basis and 8.9 times EBITDA LTM.  The proceeds will be used for debt reduction. ASAP Software will be combined with Dell’s software business, forming a leading software solution and licensing services provider.

A share purchase agreement has been signed to acquire Canadian-based Davenport Office with sales of about CAD 71 million. The company is a leading contract office supply and furniture distributor in Canada.

The divestment of ASAP Software and the acquisition of Davenport Office are logical steps in the continuous effort of the company to become a focussed office products and services supplier with a global reach.

OPERATIONAL DEVELOPMENTS

On an annualised basis global eCommerce sales represented almost EUR 2.5 billion. In North America almost 80% of office products are ordered via eCommerce. In Australia around three-quarters of all orders are handled electronically. Also in Europe eCommerce sales for office supplies are around these levels.

Corporate Express has established a permanent local sourcing organisation in Hong Kong and Shenzhen, China. This direct sourcing of office products from Asian manufacturers has facilitated the increase in Corporate Express own branded products. The sourcing strategy will support our business globally. It will allow us to run our operations more efficiently, help us to better control the supply chain and reduce procurement costs and bring tangible benefits to our customers in North America, Europe and Australia.

FINANCIAL PERFORMANCE

Net sales rose 1.2% to EUR 1,605 million. At constant rates, net sales increased 4.9% with the weakening of the US dollar against the Euro having the largest impact. Organic growth amounted to 3%. Office Products North America reported -3% organic growth, Office Products Europe +5% and Office Products Australia +5%. Printing Systems grew its sales organically by 8% and ASAP Software by 12%.

Gross contribution amounted to EUR 475.2 million, a 6.5% increase at constant rates. Both Office Products Europe and Office Products Australia grew gross contribution at a higher rate than sales, helped by merchandising initiatives and the inclusion of acquisitions like ATG and Educational Experience. Office Products North America was negatively impacted by an ongoing competitive environment and lower sales volumes, resulting in lower volume rebates.

Operating result was EUR 54.7 million, a 13.1% decrease at constant rates. Office Products Europe, Office Products Australia and Printing Systems showed solid increases, whereas both Office Products North America and ASAP Software reported a lower operating result. Amortisation of other intangibles was EUR 3.1 million versus EUR 0.5 million in Q2 2006.

In the second quarter EBITDA-margin (excluding special items) for global office products - on a four quarter rolling basis - amounted to 6.0% versus 6.3% in the first quarter 2007.

Net result was EUR 17.7 million and EPS amounted to EUR 0.10 versus EUR 0.14 in the second quarter of 2006. Excluding fair value changes, amortisation intangibles and special items EPS was EUR 0.13 (Q1 2006: EUR 0.17).

Press conference - Analyst & Investor Meeting/Conference Call

The press conference will be held at hotel “The Grand” in Amsterdam, starting at 10 a.m. CET.

The analyst & investor meeting will start at 12 noon CET. A live video webcast can be accessed via www.cexpgroup.com. The PowerPoint presentation and a Podcast describing our performance in more detail are available in the same section.  It is also possible to listen to the proceedings of the conference call via telephone number: +31 (0) 20 707 5507.

For more information

Analysts / investors: Carl Hoyer	Telephone: +31 (0)20 651 10 42
carl.hoyer@cexpgroup.com
Press / general inquiries: Corporate Communications	Telephone: +31 (0)20 651 10 19
corpcomm@cexpgroup.com

OFFICE PRODUCTS NORTH AMERICA

Amounts in EUR million	Q2 2007	Q2 2006	Δ in EUR	Δ at constant rates
Net sales	733.1	793.3	(7.6)%	(1.1)%
Organic growth	(3)%
Gross contribution	237.7	265.9	(10.6)%	(4.4)%
Operating result	18.7	33.3	(43.8)%	(40.0)%
Average Capital Employed(1)	546.9	556.9	(1.8)%	5.1%
Gross contribution / net sales	32.4%	33.5%
Operating result(2)/ net sales	2.9%	5.0%
Operating result(2)/ Average Capital Employed(1)	15.8%	28.4%

(1)             Average Capital Employed excludes goodwill.

(2)             Excluding special items (see also the remarks under Basis of Presentation).

Office Products North America reported a 1.1% decline in sales at constant rates. Organic sales growth amounted to -3%, compared to -1% in the first quarter 2007. The continued soft economic conditions and the increased price competition negatively impacted sales and operating result in the US. Our furniture business continued to experience soft sales as customers tend to be more cautious on spending on discretionary items. We are taking a cautious approach regarding US market developments for the remainder of the year. Nevertheless we expect our North American business to show a sales development in line with market before the end of the year.

The appointment has been announced of Jay Mutschler, effective 1st of August, as President of Corporate Express US, reporting to the Executive Board. His deep operational experience and personal characteristics equip him to be a first class leader for the needs of our US business. Jay Mutschler is currently COO with the US operations.

Steady progress is made with stabilising our operations, with the goal to become more customer focused and sales driven, while constantly adapting to the changing and competitive market circumstances. This involves progressively improving the service levels for our Customer Experience Centre and maintaining recruitment of suitable sales people. We are in the process of identifying possibilities to reduce our cost base, especially in non-sales related areas. A number of enhancements to our IT systems are in process, which when completed in early 2008, will help improve performance and reduce costs.

A share purchase agreement has been signed to acquire Canadian-based Davenport Office with sales of about CAD 71 million. The company is a leading contract office supply and furniture distributor in Canada. The acquisition is expected to close in approximately one month.

Gross contribution fell 4.4% at constant rates to EUR 237.7 million. Difficulties in fully passing on supplier price increases towards customers, reduced rebate income as a result of lower volumes in office product activities and the increasingly competitive environment contributed to the decline in margins, which could not be fully offset by improvements in private brand sales and preferred supplier initiative. Private brands are 31% of sales, helped by the success of a full range of writing instruments and discretionary items, like whiteboards.

As of the first quarter of 2007, postage expenses that are reimbursed by our customers, and relating to our mailing activity in our print and forms business, are accounted for on a gross basis instead of net. As a result, sales, gross contribution and operating expenses increased with USD 5.1 million in Q2 with no impact on operating result.

As per the end of June we operated a total of 25 logistic centres in the USA supporting our office products activities. In July, Corporate Express US announced that in addition four centres are consolidated into two new distribution centres with increased capacity and state-of-the art technology. These actions will be completed before year end.

Operating result was EUR 18.7 million. Excluding special items, operating costs rose 2.1% at constant rates, mainly due to rising employment costs and other operating costs supporting the high service levels offered to our customers. Special items amounted to EUR 2.6 million in relation to personnel reductions at US headquarters and our logistics infrastructure.

OFFICE PRODUCTS EUROPE

Amounts in EUR million	Q2 2007	Q2 2006	Δ in EUR	Δ at constant rates
Net sales	301.8	219.7	37.3%	37.9%
Organic growth	5%
Gross contribution	100.0	66.8	49.6%	50.4%
Operating result	4.9	0.6	768.8%	782.7%
Average Capital Employed(1)	195.1	134.4	45.1%	45.8%
Gross contribution / net sales	33.1%	30.4%
Operating result / net sales	1.6%	0.3%
Operating result / Average Capital Employed(1)	15.0%	1.6%

(1)             average Capital Employed excludes goodwill.

Net sales increased 37.9% at constant rates to EUR 301.8 million. Organic growth amounted to 5% with above average performance in mid markets. In general, market conditions are favourable with growing employment and solid economic conditions. The strongest sales growth was recorded in the Nordics, the UK and France. Facility supplies had another quarter with strong sales growth. Strategic accounts showed good growth rates.

Gross contribution increased 50.4% at constant rates to EUR 100.0 million. Gross contribution margin improved to 33.1% benefiting from the inclusion of ATG and the continued success of Pan-European merchandising efforts.

Operating result was EUR 4.9 million, a clear improvement compared to last year’s second quarter. A substantial part of the improvement is due to gross contribution improvements in Germany and a strong performance in the UK. Excluding amortisation of intangibles - amounting to EUR 2.4 million in Q2 2007 and none in Q2 2006 - operating result was EUR 7.3 million, representing an operating margin of 2.4%.

For 2007, continued organic sales growth is expected for Office Products Europe, driven by strategic initiatives and supported by solid macro-economic conditions. The improvement in sales, the centralisation and merchandising efforts and the integration of ATG should result in significantly higher sales and operating result.

OFFICE PRODUCTS AUSTRALIA

Amounts in EUR million	Q2 2007	Q2 2006	Δ in EUR	Δ at constant rates
Net sales	207.0	183.5	12.9%	9.1%
Organic growth	5%
Gross contribution	66.9	57.8	15.8%	11.9%
Operating result	18.0	16.2	10.9%	7.5%
Average Capital Employed(1)	82.3	70.2	17.3%	12.7%
Gross contribution / net sales	32.3%	31.5%
Operating result / net sales	8.7%	8.8%
Operating result / Average Capital Employed(1)	88.9%	93.4%

(1)             Average Capital Employed excludes goodwill.

Sales grew 9.1% at constant rates to EUR 207 million generated from sales across its diverse market sectors, and driven by healthy growth in facility and breakroom services and the contribution of Educational Experience. We further strengthened our position in the educational sector by acquiring Raeco, a provider of supplies and educational materials to libraries with annual sales of AUD 16 million.

Gross contribution was up 11.9% to EUR 66.9 million, representing a gross contribution margin of 32.3% (Q2 2006 31.5%). Operating result increased 7.5% at constant rates to EUR 18.0 million.

In the second half of 2008 a new state-of-the-art distribution centre in New South Wales will become operational consolidating six existing facilities.

Going forward, Office Products Australia is focused on a number of earnings growth initiatives from further leveraging its unique single source business model to drive organic growth, capitalising on its acquisition strategy, and a strong focus around business efficiency improvements.

ASAP SOFTWARE

Amounts in EUR million	Q2 2007	Q2 2006	Δ in EUR	Δ at constant rates
Net sales	217.0	253.5	(14.4)%	(9.3)%
Organic growth	12%
Gross contribution	24.2	25.8	(6.3)%	(0.7)%
Operating result	9.8	11.2	(12.2)%	(6.6)%
Average Capital Employed(1)	41.9	27.7	51.1%	59.1%
Gross contribution / net sales	11.1%	10.2%
Operating result / net sales	4.5%	4.4%
Operating result / Average Capital Employed(1)	93.3%	160.9%

(1)             Average Capital Employed excludes goodwill.

An agreement has been signed with Dell on the sale of ASAP Software for USD 340 million. Closing is expected to take place within the next 6-8 weeks depending on fulfilling customary closing conditions. The purchase price represents a multiple of 0.34 times sales on last-twelve-months basis (LTM) and 8.9 times EBITDA LTM. ASAP Software generated LTM sales of USD 992 million, EBITDA of USD 38 million and an operating result of EUR 26 million. Combining the two organisations will create one of the worlds leading software solutions and licensing agencies.

Organic sales growth was 12%. Sales amounted to EUR 217 million, a 9.3% decrease at constant rates. A change in revenue recognition for government enterprises - sales and gross contribution are amortised over the life of the contract as of 2007 - resulted in a USD 52 million reduction of net sales in the second quarter. Gross contribution was EUR 24.2 million and operating result amounted to EUR 9.8 million.

PRINTING SYSTEMS

Amounts in EUR million	Q2 2007	Q2 2006	Δ in EUR
Net sales	146.3	136.8	7.0%
Organic growth	8%
Gross contribution	46.5	45.0	3.2%
Operating result	7.0	5.8	20.2%
Average Capital Employed(1)	101.8	96.6	5.3%
Gross contribution / net sales	31.7%	32.9%
Operating result / net sales	4.7%	4.2%
Operating result / Average Capital Employed(1)	27.0%	24.2%

(1)             Average Capital Employed excludes goodwill.

Printing Systems reported another good quarter with a 7.0% increase in sales. Sales growth in the graphical business was driven mainly by an increase in the sale of printing presses with Italy and Spain showing the highest growth. Triple S represented 33% of total graphical sales. Second quarter order intake and the order portfolio at the end of the quarter were at the same level as last year.

Gross contribution increased 3.2% to EUR 46.5 million, following the relatively strong growth of machine sales, which do carry lower relative margins. Gross contribution margin at Veenman Group was up slightly. Operating result rose 20% to EUR 7.0 mln, due to increased gross contribution and strong cost containment. For full year 2007, we remain optimistic about continued sales and earnings growth for printing systems.

CORPORATE

‘Corporate’ operating result amounted to EUR 3.7 million negative (Q2 2006: EUR 2.5 million negative). This includes operating costs of EUR 8.3 million (Q2 2006: EUR 7.1 million) for ‘Holdings’ as well as the net surplus of the funding side of our defined benefit pension plans relating to inactive members. A net contribution of EUR 4.6 million, in line with last year’s second quarter, was recorded for the expected return on plan assets and interest on the pension obligations.

For the full year 2007, we expect to record a net contribution of approximately EUR 18 million for the expected return on plan assets and interest on the pension obligations. Operating costs for ‘Holdings’ are expected to be about EUR 33 million.

SPECIAL ITEMS

In Office Products North America we incurred costs of EUR 2.6 million for special items related to personnel reduction at US headquarters and our logistics infrastructure.

DEPRECIATION PP&E, AMORTISATION OTHER INTANGIBLES AND CAPEX

In the second quarter depreciation of PP&E and software was EUR 20.4 million, amortisation of other intangibles was EUR 3.1 million and capex amounted to EUR 26.1 million.

For 2007 capital expenditure is expected to be around EUR 100 million (2006: EUR 78.5 million) and depreciation to be around EUR 90 million (2006: EUR 93.9 million). Amortisation of other intangibles is expected to be EUR 12 million (2006: EUR 5.2 million).

PROFIT TAXES

In the second quarter profit taxes amounted to EUR 5.1 million (Q2 2006: EUR 10.4 million). The tax effect on special items was EUR 1.0 million positive. Underlying taxes were EUR 5.9 million, excluding fair value effects, special items, amortisation of other intangibles and dividend on Preference Shares A, reflecting an effective tax rate of 16.2%. Cash tax payments were EUR 8.5 million in the second quarter.

For full year 2007 cash tax payments are estimated to be around EUR 35 million (2006: EUR 32.3 million). The effective tax rate, excluding any fair value effects, exceptional items, amortisation of other intangibles and dividend on Preference Shares A, is expected to be around 20% for 2007 and about 20-25% in the medium term.

CASH FLOW AND RETURN ON CAPITAL EMPLOYED

Cash flow available from operational activities amounted to EUR 73.6 million in the second quarter. For the last twelve months, cash flow available from operational activities amounted to EUR 241.6 million. Average working capital as a percentage of sales (on a four-quarter rolling average) 9.7% (Q1 2007: 9.4%), as inventory levels are up, partly structurally reflecting primarily direct sourcing out of Asia, partly incidentally following the actions taken in the US logistics Infrastructure.

Return on capital employed (before goodwill and special items) was 24.7% (Q2 2006: 31.8%). Including goodwill and special items, RoCE was 8.5% (Q2 2006: 11.1%).

NET DEBT, FINANCIAL COSTS AND FAIR VALUE CHANGES

Net interest-bearing debt increased to EUR 1,456 million at the end of June 2007 versus EUR 1,399 million at 31 March 2007. This increase is mainly driven by the successful AUD 90 million off-market share buyback in Australia, which was completed in April. Also dividend on ordinary shares of EUR 21.3 million (2006: EUR 11.5 million) and Preference Shares A of EUR 11.2 million (2206: EUR 11.2 million) were paid out. The translation effect related to the depreciation of the US dollar versus the Euro decreased net interest-bearing debt by EUR 3.2 million in the second quarter. The leverage ratio (net interest-bearing debt excluding Preference Shares A and financing fees divided by EBITDA) was 3.7 times versus 3.5 times in the previous quarter.

The senior credit facility has been amended for an increase in the leveraged ratio covenant and a 0.25% higher margin payable on the term loans.

Also the Medium Term Notes of our securitisation program matured in July. The pay-back was funded by raising Commercial Paper backed by the securitised receivables and supported with an additional three year liquidity facility.

For the second quarter, net financing costs were EUR 27.7 million (Q2 2006: EUR 25.0 million). EUR 2.8 million of these costs related to the dividend on Preference Shares A. Cash interest was EUR 21.0 million (Q2 2006: EUR 17.5 million) and non-cash interest amounted to EUR 2.7 million (Q2 2006: EUR 2.2 million).

For full year 2007, we project cash interest expenses (including dividends on Preference Shares A) of around EUR 95 million (2006: EUR 81.6 million).  The total impact of fair value changes in the second quarter, net of tax, was EUR 1.4 million negative (Q2 2006: EUR 2.6 million negative).

-----

Financial calendar
Analyst & Investor meeting USA:	12-13 September 2007
Publication third quarter results 2007:	Tuesday 6 November 2007
Publication fourth quarter results 2007:	Friday 22 February 2008
Annual General Meeting of Shareholders 2007:	Tuesday 8 April 2008

For more information
Analysts / investors: Carl Hoyer	Telephone: +31 (0)20 651 10 42
carl.hoyer@cexpgroup.com
Press / general inquiries: Corporate Communications	Telephone: +31 (0)20 651 10 19
corpcomm@cexpgroup.com

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Corporate Express and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 9, 2007. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

Basis of Presentation

•                  The financial information presented is unaudited.

•                  Details of our IFRS-based accounting principles are included in the Annual Report 2006, which is available on our website, www.cexpgroup.com

•                  Neither depreciation nor amortisation is allocated to ‘Purchase value trade goods sold’.

•                  Changes in the fair value relate mostly to exchange results due to translation of long-term internal and external borrowings.

•                  During the course of a year, certain events take place that may be infrequent or of a size (such as restructuring, refinancing activities, impairments) that reporting the impact on the financial performance separately as special items provides the opportunity to give a more operationally oriented view on the (underlying) results of the business.

•                  Non-GAAP measures: figures are also presented excluding changes in fair values, amortisation of intangibles, and special items. Corporate Express regards these figures as key performance indicators increasing the transparency of the reporting.

•                  Organic growth rates exclude all factors that disturb a like-for-like comparison, such as: currency exchange rate movements, acquisitions, divestments, variations in the number of working days and any movements between gross-based sales and net-based sales for similar activities from a customer perspective (‘imputed sales’). We use ‘organic’ sales analysis in conjunction with constant exchange rates analysis, to give a measure of the underlying year-on-year growth.

CONSOLIDATED INCOME STATEMENT	2nd quarter		January - June
in millions of euro	2007	2006	2007	2006
Net sales	1,605.3	1,586.8	3,194.6	3,120.6
Purchase value trade goods sold	(1,130.1)	(1,125.5)	(2,227.3)	(2,186.8)
Gross contribution	475.2	461.3	967.3	933.8
Operating costs	(397.0)	(373.4)	(810.1)	(772.0)
Depreciation PP&E and Software	(20.4)	(22.9)	(43.2)	(48.2)
Amortisation other intangibles	(3.1)	(0.5)	(6.1)	(1.0)
Operating result (EBIT)	54.7	64.5	107.9	112.6
Net financing costs *	(27.7)	(25.0)	(55.0)	(47.7)
Result before profit tax	27.0	39.6	53.0	64.9
Profit tax	(5.1)	(10.4)	(10.8)	(14.2)
Other financial results	(4.2)	(4.2)	(8.6)	(1.3)
Net result	17.7	25.0	33.5	49.5

Net result	17.7	25.0	33.5	49.5
Special items (net of tax)	1.4	2.4	7.5	10.6
Net result excluding special items	19.1	27.4	41.0	60.1
Amortisation other intangibles	3.1	0.5	6.1	1.0
Fair value changes net of tax	1.4	2.6	2.3	3.2
Net result excluding changes in fair values, special items and amortisation intangibles	23.6	30.5	49.4	64.2

* Net financing costs
-Cash interest	(21.0)	(17.5)	(42.0)	(35.0)
-Dividend preference shares	(2.8)	(2.8)	(5.6)	(5.6)
-Non-cash interest (incl. Amortisation fees)	(2.7)	(2.2)	(5.4)	(4.4)
-Fair value changes	(1.3)	(2.4)	(1.9)	(2.8)
Net financing costs	(27.7)	(25.0)	(55.0)	(47.7)

OPERATIONAL RATIOS	2nd quarter		January - June
Gross contribution as a % of net sales	29.6%	29.1%	30.3%	29.9%
EBIT as a % of net sales	3.4%	4.1%	3.4%	3.6%
EBIT before special items as a % of net sales	3.6%	4.4%	3.7%	4.6%

EARNINGS PER SHARE (BASIC)	2nd quarter		January - June
	2007	2006	2007	2006
Average number of ordinary shares (x 1,000)	182,389	180,075	181,672	179,421

Per ordinary share (in euro)
Net result	€0.10	€0.14	€0.18	€0.28
Net result excluding changes in fair values, amortisation intangibles and special items	€0.13	€0.17	€0.27	€0.36

Number of shares at balance sheet date (x 1,000)			182,666	180,623

RECONCILIATION SPECIAL ITEMS / FAIR VALUE CHANGES AND AMORTISATION INTANGIBLES Q2	Reported	Special items	Amortisation intangibles	Fair value changes	Underlying
Operating result (EBIT)	54.7	(2.4)	(3.1)	0.0	60.2
Net financing costs	(27.7)	0.0	0.0	(1.3)	(26.5)
Result before profit tax	27.0	(2.4)	(3.1)	(1.3)	33.7
Profit tax	(5.1)	1.0	0.0	(0.1)	(5.9)
Other financial results	(4.2)	0.0	0.0	0.0	(4.2)
Net result	17.7	(1.4)	(3.1)	(1.4)	23.6

CONSOLIDATED CASH FLOW STATEMENT	2nd quarter		January - June
in millions of euro	2007	2006	2007	2006
EBIT	54.7	64.5	107.9	112.6
Depreciation PP&E and amortisation intangibles	23.5	23.4	49.8	49.2
Share based employee benefits	2.3	2.0	4.7	3.4
Additions to / (release of) provisions	(2.5)	(6.6)	(1.0)	10.0
Non-cash adjustments EBIT	23.3	18.8	53.5	62.6
- (Increase) / decrease in inventories	(2.8)	(10.4)	(11.2)	(25.9)
- (Increase) / decrease in trade receivables	(70.8)	(93.6)	(116.3)	(46.3)
- Increase / (decrease) in trade payables	106.0	109.5	45.8	(3.7)
- (Increase) / decrease in other receivables and liabilities	(25.3)	(4.7)	(26.9)	(55.8)
(Increase) / decrease in working capital	7.2	0.8	(108.5)	(131.7)
Payments for defined benefit plans	(2.5)	(2.0)	(4.9)	(5.0)
Profit tax paid	(8.5)	(12.6)	(18.6)	(20.7)
Other operational payments (including restructuring)	(0.5)	(5.2)	(10.6)	(8.5)
Cash flow from operational activities	73.6	64.3	18.8	9.4

Investments in PP&E and software	(26.1)	(17.5)	(49.6)	(35.4)
Acquisitions, integration and divestments	(1.7)	(25.0)	(4.6)	(27.9)
Cash flow available for financing activities	45.8	21.7	(35.4)	(53.9)

Interest paid	(18.3)	(14.1)	(42.5)	(33.5)
Dividend Preference Shares A	(11.2)	(11.1)	(11.2)	(11.1)
Financing fees paid	0.0	(0.0)	(0.1)	(0.1)
Shares issued	(0.0)	0.1	0.3	0.1
Dividend on ordinary shares paid	(21.3)	(11.5)	(21.3)	(11.5)
Payments minority shareholders	(55.5)	0.1	(62.0)	(5.0)
Change in non-current financing	67.7	(3.3)	130.5	37.3
Cash flow from financing activities	(38.6)	(39.9)	(6.2)	(23.8)

Net cash flow (change in current financing)	7.2	(18.2)	(41.5)	(77.7)

FINANCIAL RATIOS	30 June		31 December
	2007	2006	2006
Interest cover (4 quarterly rolling)
- EBITDA / cash interest	4.5	4.8	5.0
Cash interest excludes dividend preference shares

Leverage ratio
- Net-interest-bearing debt / EBITDA	3.7	3.0	3.2
Net-interest-bearing debt excludes preference shares and financing fees

Solvency:
- Group equity in % of total assets	34%	38%	37%
- Net-interest-bearing debt in % of group equity	98%	78%	85%

EXCHANGE RATES	2nd quarter		January - June
	2007	2006	2007	2006
Euro versus US$, average rate	1.35	1.26	1.33	1.23
Euro versus US$, end rate			1.35	1.27
Euro versus Aus$, average rate	1.62	1.68	1.64	1.65
Euro versus Aus$, end rate			1.59	1.71

CONSOLIDATED BALANCE SHEET	30 June		31 December
in millions of euro	2007	2006	2006
Non-current assets
Goodwill	1,526.3	1,427.4	1,530.9
Other intangible assets	78.0	7.5	82.2
Property, plant & equipment and Software	328.6	306.0	324.3
Pre-paid pensions, deferred tax and other non-current assets	563.7	549.7	562.2
Total non-current assets	2,496.6	2,290.6	2,499.5
Current assets
Inventories	584.0	460.2	520.0
Trade receivable	963.8	886.4	867.1
Other receivables	235.2	209.0	218.2
Cash *	77.3	51.2	72.8
Total current assets	1,860.4	1,606.8	1,678.1

Total assets	4,356.9	3,897.4	4,177.6

Group equity
Shareholders’ equity	1,453.1	1,405.3	1,462.9
Minority interest	39.0	58.9	63.9
Group equity	1,492.1	1,464.3	1,526.8
Non-current liabilities
Preference shares and loans *	1,339.7	1,106.4	1,283.7
Deferred tax, pension obligations, derivatives and provisions	195.1	233.9	206.4
Total non-current liabilities	1,534.9	1,340.4	1,490.1
Current liabilities
Loans and bank overdrafts *	193.8	88.1	83.1
Trade payables	746.2	692.0	720.0
Other liabilities	390.0	312.6	357.5
Total current liabilities	1,329.9	1,092.8	1,160.7

Total equity and liabilities	4,356.9	3,897.4	4,177.6

Working capital	661.7	585.4	559.8
Capital employed	2,590.3	2,316.9	2,491.4
Net-interest-bearing	1,456.2	1,143.4	1,294.0

* These are components of net-interest-bearing debt

EQUITY RECONCILIATION	30 June		31 December
in millions of euro	2007	2006	2006

Shareholders’ equity per 1 January	1,463	1,450	1,450
Net result year to date	34	49	123
Dividend ordinary shares	(21)	(12)	(15)
Share issue for options exercised	1	6	6
Tax items	—	—	3
Net proceeds issue ordinary shares	—	—
Repurchase shares CE Australia	(26)	(1)	(2)
Interest hedges	(1)	1	(1)
Actuarial gains and (losses) on pension plans	1	—	18
Share-based payments	5	4	8
Translation differences	(2)	(92)	(127)
Shareholders’ equity at the end of the reporting period	1,453	1,405	1,463

FIGURES PER DIVISION
NET SALES	2nd quarter		January - June
in millions of euro	2007	2006	2007	2006
Office Products North America	733.1	793.3	1,510.7	1,634.1
Office Products Europe	301.8	219.7	635.3	451.1
Office Products Australia	207.0	183.5	389.4	357.9
ASAP Software	217.0	253.5	366.2	419.8
Printing Systems	146.3	136.8	293.1	257.8
Corporate Express	1,605.3	1,586.8	3,194.6	3,120.6

ORGANIC GROWTH OF SALES	2nd quarter		January - June
	2007	2006	2007	2006
Office Products North America	(3)%	5%	(2)%	6%
Office Products Europe	5%	8%	6%	7%
Office Products Australia	5%	1%	4%	2%
ASAP Software	12%	23%	8%	19%
Printing Systems	8%	13%	15%	8%
Corporate Express	3%	9%	3%	8%

Gross contribution	2nd quarter		January - June
in millions of euro	2007	2006	2007	2006
Office Products North America	237.7	265.9	498.2	554.5
Office Products Europe	100.0	66.8	209.4	135.6
Office Products Australia	66.9	57.8	125.7	112.9
ASAP Software	24.2	25.8	40.7	44.7
Printing Systems	46.5	45.0	93.3	86.2
Corporate Express	475.2	461.3	967.3	933.8

Gross contribution as a % of NET SALES	2nd quarter		January - June
	2007	2006	2007	2006
Office Products North America	32.4%	33.5%	33.0%	33.9%
Office Products Europe	33.1%	30.4%	33.0%	30.1%
Office Products Australia	32.3%	31.5%	32.3%	31.5%
ASAP Software	11.1%	10.2%	11.1%	10.6%
Printing Systems	31.7%	32.9%	31.8%	33.4%
Corporate Express	29.6%	29.1%	30.3%	29.9%

OPERATING RESULT (EBIT)	2nd quarter		January - June
in millions of euro	2007	2006	2007	2006
Office Products North America	18.7	33.3	46.8	62.7
Office Products Europe	4.9	0.6	10.7	(1.0)
Office Products Australia	18.0	16.2	32.1	28.9
ASAP Software	9.8	11.2	13.9	17.2
Printing Systems	7.0	5.8	12.9	7.5
Corporate	(3.7)	(2.5)	(8.4)	(2.6)
Corporate Express	54.7	64.5	107.9	112.6

OPERATING RESULT excluding special items	2nd quarter		January - June
in millions of euro	2007	2006	2007	2006
Office Products North America	21.3	39.3	54.6	89.9
Office Products Europe	4.9	0.6	12.6	2.1
Office Products Australia	18.0	16.2	32.1	28.9
ASAP Software	9.8	11.2	13.9	17.2
Printing Systems	6.8	5.8	12.7	7.5
Corporate	(3.7)	(2.5)	(6.8)	(2.6)
Corporate Express	57.1	70.5	119.1	143.0

OPERATING RESULT excluding special items as a % of NET SALES	2nd quarter		January - June
(ROS in %)	2007	2006	2007	2006
Office Products North America	2.9%	5.0%	3.6%	5.5%
Office Products Europe	1.6%	0.3%	2.0%	0.5%
Office Products Australia	8.7%	8.8%	8.2%	8.1%
ASAP Software	4.5%	4.4%	3.8%	4.1%
Printing Systems	4.7%	4.2%	4.3%	2.9%
Corporate	(0.2)%	(0.2)%	(0.2)%	(0.1)%
Corporate Express	3.6%	4.4%	3.7%	4.6%

DEPRECIATION & AMORTISATION TOTAL	2nd quarter		January - June
in millions of euro	2007	2006	2007	2006
Office Products North America	(12.7)	(15.9)	(27.8)	(34.3)
Office Products Europe	(5.4)	(2.5)	(10.9)	(5.0)
Office Products Australia	(2.5)	(2.1)	(4.9)	(4.1)
ASAP Software	(0.9)	(0.8)	(1.7)	(1.7)
Printing Systems	(1.9)	(1.9)	(3.9)	(3.9)
Corporate	(0.1)	(0.1)	(0.2)	(0.2)
Corporate Express	(23.5)	(23.4)	(49.3)	(49.2)

AVERAGE CAPITAL EMPLOYED	2nd quarter		January - June
in millions of euro	2007	2006	2007	2006
Office Products North America	546.9	556.9	557.0	559.8
Office Products Europe	195.1	134.4	193.0	125.1
Office Products Australia	82.3	70.2	79.5	67.6
ASAP Software	41.9	27.7	33.6	31.4
Printing Systems	101.8	96.6	93.4	90.1
Corporate	5.7	6.1	4.4	4.1
Corporate Express, excluding goodwill	973.8	892.0	960.9	878.1
Goodwill	1,591.3	1,426.9	1,599.2	1,452.3
Corporate Express, including goodwill	2,565.1	2,318.9	2,560.0	2,330.4

OPERATING RESULT excluding special items as a % of AVERAGE CAPITAL EMPLOYED	2nd quarter		January - June
(ROCE in %)	2007	2006	2007	2006
Office Products North America	15.8%	28.4%	19.8%	32.3%
Office Products Europe	15.0%	1.6%	18.1%	3.3%
Office Products Australia	88.9%	93.4%	82.2%	86.4%
ASAP Software	93.3%	160.9%	82.6%	109.8%
Printing Systems	27.0%	24.2%	27.4%	16.7%
Corporate Express, excluding goodwill	24.7%	31.8%	26.1%	32.8%
Corporate Express, including goodwill	8.5%	11.1%	8.4%	9.7%

NUMBER OF EMPLOYEES	30 June		31 December
in number of FTEs	2007	2006	2006
Office Products North America	9,862	10,109	10,015
Office Products Europe	3,980	3,132	3,806
Office Products Australia	2,537	2,311	2,524
ASAP Software	604	589	603
Printing Systems	1,501	1,538	1,515
Corporate	72	67	68
Corporate Express	18,556	17,745	18,529

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Corporate Express NV

By:	/s/ F.H.J. Koffrie
Member Executive Board

By:	/s/ H. van der Kooij
Company Secretary

Date:  August 2, 2007